UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2012

Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.

 (Translation of Registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At a special general meeting of shareholders of the Registrant held on December 26, 2012, the shareholders approved the acquisition and termination of the royalty rights granted to investors pursuant to the August 2010 mandatory convertible loan agreement in consideration for the issuance of an aggregate of 2,317,186 ordinary shares. A total of 25,742,325 shares voted in favor of the transaction, 1,281,190 shares voted against the transaction and none abstained. As part of the transaction, the following three directors who were investors in the August 2010 mandatory convertible loan agreement will be issued ordinary shares: Dr. Kenneth Reed 233,688 ordinary shares; Mr. Eric Swenden 433,993 ordinary shares; and Dr. Shmuel Cabilly 333,841 ordinary shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: December 27, 2012	By: /s/ Ori Shilo
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Ori Shilo
Deputy Chief Executive Officer Finance and Operations